Exhibit 99.1

Scorpio Tankers Inc. Announces Agreement to Acquire 7.5 Million of Its Own Common Shares, an Update of Stock Buyback, and Vessel Deliveries

MONACO--(Marketwired - May 30, 2014) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today announced that it has entered into an agreement whereby the Company will purchase from an existing shareholder 7,500,000 common shares of the Company in exchange for the sale to said shareholder of 3,422,665 common shares the Company currently owns in Dorian LPG Ltd ("Dorian") in a privately negotiated transaction. As a result of the disposal of the 3,422,665 Dorian shares, the Company will recognize a gain of approximately $11.0 million and its ownership in Dorian will be reduced to 9.4 million shares.

This transaction is subject to the execution of definitive agreements and satisfaction of customary closing conditions and is expected to close in June 2014.

Stock buyback

In addition to the transaction announced today, the Company has repurchased 2,764,352 of its common shares at an average price of $8.89 per share before commissions. As of today, the Company has $75.3 million remaining on its $100 million stock buyback authorization, which was announced on April 28, 2014.

Fleet Update

The Company also announced that it has recently taken delivery of four product tankers under its Newbuilding Program.

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STI Comandante, a Handymax Ice Class 1A product tanker was delivered from Hyundai Mipo Dockyard on May 30, 2014. Upon delivery, this vessel began a time charter for up to 120 days at approximately $15,000 per day.

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STI Chelsea and STI Lexington, MR product tankers, were delivered from Hyundai Mipo Dockyard on May 13 and May 27, 2014, respectively. Upon delivery, these vessels began time charters for up to 120 days at approximately $18,000 per day.

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STI San Antonio, an MR product tanker from SPP Shipbuilding of South Korea, was delivered on May 23, 2014. After delivery, this vessel began a one year time charter at a rate level consistent with current one year time charter contracts which include a profit sharing mechanism whereby earnings in excess of the base time charter rate will be split between the Company and charterer.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 24 tankers (two LR1 tankers, two Handymax tankers, 19 MR tankers, and one post-Panamax tanker) with an average age of 2.5 years, time charters-in 27 product tankers (eight LR2, six LR1, five MR and eight Handymax tankers), and has contracted for 50 newbuilding product tankers (25 MR, 12 LR2, and 13 Handymax ice class-1A product tankers), 36 are expected to be delivered to the Company throughout 2014 and 14 in 2015. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's websitewww.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616